UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 11, 2006**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Under certain contractual arrangements entered into by subsidiaries of Pepco Holdings, Inc. ("PHI") in connection with various competitive energy and other transactions, a downgrade of one or more levels in the credit ratings of PHI and its subsidiaries by one or more rating agencies requires PHI or the subsidiaries to provide additional cash collateral or letters of credit as security for the performance by the subsidiaries of their contractual obligations.

On July 11, 2006, Moody's Investors Service ("Moody's") announced a one-level downgrade of the debt of PHI and certain of its subsidiaries. Based on the contractual arrangements in place as of July 11, 2006, this downgrade will require PHI and its subsidiaries to provide aggregate additional security in the amount of approximately $35 million. If any other rating agency also were to downgrade the debt of PHI and its subsidiaries by one level, PHI and its subsidiaries would have been required, as of July 11, 2006, to provide aggregate additional security in the amount of between approximately $20 million and $25 million. PHI and its subsidiaries intend to satisfy these increased obligations through existing short-term funding sources.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date   July 12, 2006   /s/ A. J. KAMERICK
                                          Name: Anthony J. Kamerick
                                          Title: Vice President and
                                                       Treasurer